[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-3716 william.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

December 16, 2013

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184887)
Registration Statement on Form N-4 (File No. 333-184888)
Registration Statement on Form N-4 (File No. 333-184890)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184889)
Registration Statement on Form N-4 (File No. 333-184891)
Registration Statement on Form N-4 (File No. 333-184892)

Dear Ms. Samuel:

The purpose of this correspondence is to confirm our conversation of Friday, December 13, 2013 regarding the dates used on the prospectuses and statements of additional information for the above-referenced registration statements.

Pursuant to Rule 423 of the Securities Act of 1933, the Registrant represents to the staff that the prospectuses and statement of additional information will reflect a date that approximates the effective date of the registration statements.  Should the Commission accelerate effectiveness as of December 30, 2013, the prospectuses will be dated in the following manner:

PROSPECTUS:	December 30, 2013 (For Annuities issued on or after February 10, 2014)

****

Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiating by the Commission or any person under the federal securities laws of the United States.

Please call me at (973) 802-3716 if you have any questions.

Sincerely,

          Pruco Life Insurance Company

         By:  /s/ William J. Evers
     William J. Evers
     Vice President, Corporate Counsel